UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

    Contact:
    Blue Square-Israel Ltd.
    Dror Moran, CFO
    Toll-free telephone from U.S. and Canada: 888-572-4698
    Telephone from rest of world: 972-3-928-2220
    Fax: 972-3-928-2299
    Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LAUNCHES THREE NEW STRATEGIC INITIATIVES

– Launches New Format Designed to Bring a Price Revolution to Neighborhood Shopping;
Expands Positioning in Non-Food and Organic/Health Food Markets –

ROSH HA’AYIN, Israel – August 13, 2007 – Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced the launch of three strategic initiatives designed to change the face of Israeli retail and to position Blue Square as its clear leader. These initiatives include: 1) the launch of the “Mega In Town” format to bring discount shopping to the neighborhood; 2) an expansion of its Non-Food activities; and 3) activities designed to establish Blue Square as the leader of Israel’s emerging organic/health food market.

After the closure of all acquisitions mentioned in this press release, Blue Square will have more than 400 food and non-food retail outlets (in part through franchisees) with brands including “Mega In Town”, Mega, Shefa Shuk, Eden Teva Market and a number of chains under the control of its subsidiary Kfar Ha’shaashuim.

Mega In Town: A Revolution in the Neighborhood

Blue Square today announced the launch of “Mega In Town”, a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. To extend the chain rapidly throughout Israel, the Company will convert approximately 100 of its existing SuperCenter and Mega stores located in residential areas to the new brand. “Mega In Town” stores will be differentiated by their reduced prices, narrowing the gap between them and those of Hard Discount centers located in peripheral areas. In parallel, they will offer a greater variety of items than currently carried by SuperCenters and Megas in residential areas.

“The return of neighborhood shopping is a worldwide retail trend reflecting the consumer demand for convenience in reaction to a hectic, pressured life,” commented Mr. Gil Unger, President and CEO of Blue Square-Israel “To benefit from this trend, in the U.S. and Europe, major discount brands, including Walmart, ALDI, LIDL and others, have begun extending into the heart of residential areas. In Israel, the performance of neighborhood brands has also improved significantly, as demonstrated by the turn-around of our own SuperCenter during the past two years in terms of overall sales, average revenues per shopping cart and sales of fresh foods. SuperCenter’s improved results have been accomplished so far through smart brand management without making significant adjustments to the chain’s price levels”.

“However, price remains the final barrier to neighborhood sales, as confirmed consistently through consumer surveys and our own experience. By combining a strong discount brand with neighborhood convenience, we are building a winning value proposition that we believe will change the map of Israeli retail and increase our own market share significantly, resulting in a strong improvement of top and bottom line results.”

Branching Out: Expansion into Standalone Non-Food Sectors

For the past few years, Blue Square has been ramping up its Non-Food activities, both through non-food sections within its supermarkets and standalone activities. Its Kfar Ha’shaashuim subsidiary currently controls 73 toy stores, 45 dollar stores, 45 homeware stores and 21 baby supply outlets, most of which are operated via franchise. To take its Non-Food activities to the next level, Blue Square has begun carrying out an aggressive acquisition of Non-Food retail chains. Kfar Ha’shaashuim has recently signed two acquisition agreements: one to achieve controlling interest in Vardinon, an Israeli company with 30 home textile shops, and another to achieve a controlling interest in Naaman Porcelain, an Israeli company with 20 houseware shops. The Naaman acquisition has not yet been completed, and its closure depends on the approval of antitrust authorities, third party consents and the completion of due diligence by Kfar Ha’shaashuim. There is no guarantee that the Naaman acquisition will be completed. Upon closure of the Naaman acquisition, Kfar Ha’shaashuim will control 234 retail outlets branches with activities in the toy, houseware, gift, baby and textile sectors.

Mr. Unger continued, “Throughout the world, the face of the Non-Food sector is changing, with branded chains taking market share at the expense of privately-owned enterprises. Supermarket chains, including TESCO and many others, have been leveraging their brands to enter strongly into this sector. We are pleased with our initial efforts in this direction over the past few years and are ready to take our Non-Food activities to the next level.”

Leadership of Israel’s Nascent Organic/Health Food Sector

Although Israel’s Organic/Health Food market lags behind comparable markets in North America and Europe, local demand for these products is growing rapidly. Recognizing the potential to establish clear leadership of this emerging market, Blue Square-Israel has recently signed a term sheet to acquire 51% of Eden Teva Market (Eden Nature Market), a privately owned supermarket with the only hypermarket-sized organic/health food supermarket in Israel. This acquisition has not yet been completed, and its closure depends on the approval of antitrust authorities, and the completion of due diligence by Blue Square. There is no guarantee that this acquisition will be completed. Blue Square intends to extend the Eden Teva Market brand quickly throughout Israel, leveraging its greater financial and organizational resources with a goal of opening 8-10 stores in the next 3 years.

Mr. Unger concluded, “The development of organic/health food retailing has clearly reached a tipping point in North America and Europe, and Israel has lagged behind. So far, there are fewer than 250 organic food outlets in the entire country, which most of them are very small. We congratulate Eden Teva Market on its pioneering establishment of two much larger stores (one of approx. 750 square meters and one of approx. 3,000 square meters), and are delighted to join them in extending their brand throughout Israel. We are confident that our joint efforts will boost our results while positioning us to benefit from one of the market’s strongest long-term growth drivers.”

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 181 supermarkets under different formats, each offering varying levels of service and pricing. In addition, its subsidiary Kfar Ha’shaashuim franchises a variety of stores in the areas of housewares, toys, textiles, baby supplies and other sectors.

Forward Looking Statements

The statements contained above, except for historical facts, are forward-looking with respect to plans, projections, or future performance of Blue Square, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of Blue Square’s accounting policies, as well as certain other risks and uncertainties which are detailed in Blue Square’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.